Exhibit 99.28
Quest Rare Minerals Ltd.
QUEST RARE MINERALS GRANTS STOCK OPTIONS
Toronto, October 18, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) announces that its Board of Directors has today granted stock options in respect of 350,000 common shares to one director and officer and in respect of an aggregate of 150,000 common shares to two consultants. The options were granted under Quest’s 2007 Stock Option Plan.
The exercise price of the options is $4.69 per share, equal to the closing price of Quest’s common shares on the TSX Venture Exchange on Friday, October 15, 2010. The options expire in ten years. The option granted to Quest’s director and officer will vest immediately, while the options granted to Quest’s two consultants will vest in three equal installments over an 18-month period, commencing in six months.
Quest also announces that in December 2009, its Board of Directors amended Quest’s 2007 Stock Option Plan, so that all options granted by Quest after December 2009 will vest immediately, subject to the power of the Board of Directors to set a vesting schedule, at its discretion, for any stock option. Options granted to a “consultant” performing “Investor Relations Activities”, as those terms are respectively defined in the applicable policies of the TSX Venture Exchange, must vest in stages over twelve months with no more than one-quarter of the options vesting in any three-month period, in accordance with the policies of the Exchange. No changes were made to the vesting schedules of stock options outstanding prior to December 2009. Quest’s 2007 Stock Option Plan, as amended, was ratified and confirmed by Quest’s shareholders at the annual meeting held on April 20, 2010.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. Quest is publicly-listed on the TSX Venture Exchange as “QRM” and is led by an experienced management and technical team. Quest is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration program led to the discovery of a new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Quebec. Quest recently filed a 43-101 Inferred Resource Estimate as well as a Preliminary Economic Assessment (PEA) on the B-Zone deposit. In addition, Quest announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779

E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.